EXHIBIT 21

Subsidiaries as of December 31, 2007

Name	Jurisdiction of Organization
Interactive Intelligence International, Inc.	United States

Interactive Portal, Inc.	United States

Vonexus, Inc.	United States

Interactive Intelligence France S.A.R.L.	France

ININ (Australia) Pty Ltd.	Australia

ININ UK Limited	England

ININ Netherlands B.V.	The Netherlands

Interactive Germany Gmbh	Germany